SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                          No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the three months ended June 30, 2004 (Friday, August 6, 2004)

2.	Notice on purchase of treasury stock through ToSTNeT-2 (Tuesday, August 10, 2004)

3.	Results of purchase of treasury stock through ToSTNeT-2 (Wednesday, August 11, 2004)

4.	Notice on purchase of treasury stock through ToSTNeT-2 (Wednesday, August 25, 2004)

5.	Results of purchase of treasury stock through ToSTNeT-2 (Thursday, August 26, 2004)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone : +81-6-6648-2645
Facsimile: +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, AUGUST 6, 2004)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2004 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 6, 2004 —Kubota Corporation reported its consolidated results of operations for the three months ended June 30, 2004 today.

Consolidated Financial Highlights

(Unaudited)

(In millions of yen and thousands of U.S. dollars except
(1) Results of operations	per American Depositary Share (“ADS”) amounts)

	Three months ended Jun. 30, 2004			% (*)	Three months ended Jun. 30, 2003	% (*)	Year ended Mar. 31, 2004
Net sales	¥ $[	196,207 1,816,731	]	6.0	¥185,187	(0.1)	¥930,237
Operating income	¥ $[	22,833 211,417	]	146.1	¥9,278	(34.9)	¥21,849
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $[	25,790 238,796	]	123.7	¥11,528	(7.5)	¥27,097
Net income	¥ $[	13,985 129,491	]	294.8	¥3,542	(36.1)	¥11,700
Net income per ADS (five common shares)
Basic	¥ $[	52 0.48	]		¥13		¥44
Diluted	¥ $[	51 0.47	]		¥13		¥43

Notes.	1:	(*) represents percentage change from the corresponding previous period.
	2:	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2004, of ¥108 =US$1, solely for convenience.

(In millions of yen and thousands of U.S. dollars
(2) Financial position	except per ADS amounts)

	Jun. 30, 2004			Jun. 30, 2003	Mar. 31, 2004
Total assets	¥ $[	1,108,019 10,259,435	]	¥1,060,633	¥1,124,225
Shareholders’ equity	¥ $[	400,146 3,705,056	]	¥336,585	¥391,082
Ratio of shareholders’ equity to total assets		36.1%		31.7%	34.8%
Shareholders’ equity per ADS	¥ $[	1,493 13.82	]	¥1,251	¥1,459

Kubota Corporation

and Subsidiaries

(3) 118 subsidiaries are consolidated, and 36 affiliated companies are accounted for under the equity method.

(4) The number of newly consolidated companies during the period	: 0
The number of companies newly excluded from consolidated subsidiaries during the period	: 1

The number of newly affiliated companies during the period	: 1
The number of companies newly excluded from affiliated companies during the period	: 1

(5) Financial forecast

The Company revised the anticipated results of operations from those released on July 30, 2004.

(Reason for revision)

Net sales for the six months ending September 30, 2004 are forecasted to be ¥443.0 billion, an increase of ¥6.0 billion from the previous forecast on July 30, 2004, reflecting expanding sales in North America in Internal Combustion Engine and Machinery, and firm domestic sales in Pipes, Valves, and Industrial Castings. Income before income tax is forecasted to be ¥45.0 billion, an increase of ¥6.0 billion from the previous forecast, and net income is also expected to be ¥48.0 billion, an increase of ¥4.0 billion from the previous forecast. These increases are principally due to the sales increase and gradual progress in cost reduction.

The forecast for the year ending March 31, 2005 was revised in accordance with the revision of the forecast for the six months of the first half of the year ending March 31, 2005. The forecast for the six months from September, 2004 to March, 2005 remained unchanged because the volatility of raw material prices or foreign exchanges has intensified.

The Company also revised non-consolidated forecast for the same reason.

Anticipated results of operations for the six months ending September 30, 2004 and March 31, 2005

(Consolidation)	(In millions of yen)

	Six months ending September 30, 2004	Year ending March 31, 2005
Net sales	¥443,000	¥921,000
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	¥45,000	¥138,000
Net income	¥48,000	¥104,000

Basic net income per ADS for the year ending March 31, 2005 is anticipated to be ¥388.

(Non-Consolidation)	(In millions of yen)

	Six months ending September 30, 2004	Year ending March 31, 2005
Net sales	¥280,000	¥653,000
Ordinary income	¥18,000	¥48,000
Net income	¥13,500	¥31,000

Basic net income per ADS for the year ending March 31, 2005 is anticipated to be ¥116.

Kubota Corporation

and Subsidiaries

<Results of Operations>

During the three months under review, net sales were ¥196.2 billion, a 6.0 % increase from the corresponding period in the prior year, resulting from favorable overseas sales in Internal Combustion Engine and Machinery.

Domestic sales in Internal Combustion Engine and Machinery increased due to aggressive sales campaigns. Domestic sales in Pipes, Valves, and Industrial Castings increased owing to increased sales volume and improvement in sales prices in spite of harsh market conditions. However, domestic sales in Environmental Engineering declined, because fewer sales of large orders were recorded during the period, and domestic sales in “Other” segment decreased due to the business transfer of building materials operations in the prior year. As a result, total domestic sales decreased 1.7%, to ¥109.8 billion from the corresponding period in the prior year.

Overseas sales increased 17.6 % to ¥86.4 billion from the corresponding period in the prior year. Though exports of ductile iron pipes declined sharply, sales of tractors in North America rose resulting from the introduction of new models, and sales of engines and construction machinery also expanded especially in the U.S. and EU markets.

Operating income was ¥22.8 billion, a 146.1 % increase from the corresponding period in the prior year. Sharp price increases in raw materials and appreciation of yen negatively affected operating income. However, many factors such as reduction in pension costs, increased overseas sales in Internal Combustion Engine and Machinery, and cost reduction in public works related businesses contributed to the large increase in operating income.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥25.8 billion, a 123.7 % increase from the corresponding period in the prior year, due to the increase in interest and dividend income as well as an increase in operating income. As a result, after income taxes, minority interests in earnings of subsidiaries and equity in net loss of affiliated companies, net income was ¥14.0 billion, a 294.8 % increase from the corresponding period in the prior year.

<Financial Position>

(Comparison with the end in corresponding period in the prior year)

Total assets at the end of the period under review amounted to ¥1,108.0 billion, ¥47.4 billion more than the corresponding period in the prior year, due mainly to the increase in unrealized gains on securities and increase in notes and accounts receivable. On the other hand, property, plant, and equipment decreased due principally to the business transfer of building materials operation. Other current assets decreased because of the decrease in deferred tax assets.

The balance of interest-bearing debt decreased by ¥19.5 billion, to ¥273.2 billion. Shareholders’ equity increased, resulting from the increase in unrealized gains on securities.

(Comparison with the end in the prior year)

Total assets decreased ¥16.2 billion from the prior year-end, principally due to the decrease in current assets. At the end of the prior year, the Company had large amounts of notes and accounts receivable from government agencies because of rush of shipment at the year-end. Through the collection of such receivables during this period, the balance fell sharply. On the other hand, other current assets increased.

As for interest-bearing debt, the balance increased ¥6.5 billion from the end of the prior year, while the balance deducting the debt related to the sales financing programs declined by ¥19.5 billion, to 164.4 billion. Shareholders’equity increased ¥9.1 billion, and the ratio of shareholders’ equity to total liabilities and shareholders’ equity was 36.1%, 1.3 percentage points increase.

Kubota Corporation

and Subsidiaries

< Cautionary Statements with Respect to Forward-Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should be aware that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

	(In millions of yen)
	Three months ended Jun. 30, 2004		Three months ended Jun. 30, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	196,207	100.0	185,187	100.0	11,020	6.0	930,237	100.0
Cost of sales	137,878	70.3	135,910	73.4	1,968	1.4	701,727	75.4
Selling, general, and administrative expenses	36,432	18.6	41,804	22.6	(5,372)	(12.9)	199,768	21.5
Loss (gain) from disposal and impairment of business and fixed assets	(936)	(0.5)	(1,805)	(1.0)	869	(48.1)	6,893	0.8

Operating income	22,833	11.6	9,278	5.0	13,555	146.1	21,849	2.3

Other income (expenses):
Interest and dividend income	2,550		2,262		288		7,264
Interest expense	(963)		(1,139)		176		(4,286)
Valuation losses on short-term and other investments	(48)		(115)		67		(1,083)
Other-net	1,418		1,242		176		3,353

Other income (expenses), net	2,957		2,250		707		5,248

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	25,790	13.1	11,528	6.2	14,262	123.7	27,097	2.9

Income taxes	10,683		7,194		3,489		13,701

Minority interests in earnings of subsidiaries	944		767		177		2,476

Equity in net income (loss) of affiliated companies	(178)		(25)		(153)		780

Net income	13,985	7.1	3,542	1.9	10,443	294.8	11,700	1.3

	(In yen)

Basic earnings per ADS (five common shares):	52		13				44

Diluted earnings per ADS (five common shares):	51		13				43

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen)

	Jun. 30, 2004		Jun. 30, 2003		Change	Mar. 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	80,686		72,627		8,059	81,221
Short-term investments	—		3,000		(3,000)	3,001
Notes and accounts receivable	345,908		315,013		30,895	392,102
Inventories	150,474		162,604		(12,130)	142,973
Other current assets	94,191		85,187		9,004	62,105

Total current assets	671,259	60.6	638,431	60.2	32,828	681,402	60.6
Investments:	159,980	14.4	102,294	9.6	57,686	161,464	14.4
Property, plant, and equipment:	219,373	19.8	233,352	22.0	(13,979)	222,746	19.8
Other assets:	57,407	5.2	86,556	8.2	(29,149)	58,613	5.2

Total	1,108,019	100.0	1,060,633	100.0	47,386	1,124,225	100.0

Liabilities and Shareholders’ Equity	(In millions of yen)

	Jun. 30, 2004		Jun. 30, 2003		Change	Mar. 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	75,145		85,471		(10,326)	85,999
Trade notes and accounts payable	173,851		170,267		3,584	193,706
Other current liabilities	89,843		84,659		5,184	99,117
Current portion of long-term debt	46,515		64,322		(17,807)	35,858

Total current liabilities	385,354	34.8	404,719	38.2	(19,365)	414,680	36.9
Long-term liabilities:
Long-term debt	151,545		142,897		8,648	144,845
Accrued retirement and pension costs	140,440		147,532		(7,092)	143,679
Other long-term liabilities	14,027		14,873		(846)	14,293

Total long-term liabilities	306,012	27.6	305,302	28.8	710	302,817	26.9
Minority interest:	16,507	1.5	14,027	1.3	2,480	15,646	1.4
Shareholders’ equity:
Common stock	78,156		78,156		—	78,156
Additional paid-in capital	87,263		87,263		—	87,263
Legal reserve	19,539		19,539		—	19,539
Retained earnings	190,238		200,021		(9,783)	204,156
Accumulated other comprehensive income (loss)	25,182		(26,454)		51,636	26,075
Treasury stock	(232)		(21,940)		21,708	(24,107)

Total shareholders’ equity	400,146	36.1	336,585	31.7	63,561	391,082	34.8

Total	1,108,019	100.0	1,060,633	100.0	47,386	1,124,225	100.0

Kubota Corporation

and Subsidiaries

Consolidated Segment Information by Industry Segment

(Unaudited)

Three months ended Jun. 30, 2004							(In millions of yen	)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	140,231	30,828	6,367	18,781	196,207	—	196,207
Intersegment	5	1,521	56	2,817	4,399	(4,399)	—
Total	140,236	32,349	6,423	21,598	200,606	(4,399)	196,207
Cost of sales and operating expenses	116,746	31,236	7,319	20,902	176,203	(2,829)	173,374
Operating income (loss)	23,490	1,113	(896)	696	24,403	(1,570)	22,833

Three months ended Jun. 30, 2003							(In millions of yen	)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	118,284	30,806	8,706	27,391	185,187	—	185,187
Intersegment	54	1,049	91	2,762	3,956	(3,956)	—
Total	118,338	31,855	8,797	30,153	189,143	(3,956)	185,187
Cost of sales and operating expenses	100,623	34,572	9,722	29,638	174,555	1,354	175,909
Operating income (loss)	17,715	(2,717)	(925)	515	14,588	(5,310)	9,278

Year ended Mar. 31, 2004							(In millions of yen	)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	501,551	175,178	115,721	137,787	930,237	—	930,237
Intersegment	32	6,923	696	16,581	24,232	(24,232)	—
Total	501,583	182,101	116,417	154,368	954,469	(24,232)	930,237
Cost of sales and operating expenses	447,559	187,783	116,286	162,180	913,808	(5,420)	908,388
Operating income (loss)	54,024	(5,682)	131	(7,812)	40,661	(18,812)	21,849

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2004, of ¥108 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	118 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Maison Co., Ltd.
Kubota Environmental Service Co., Ltd.
	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	36 affiliated companies are accounted for under the equity method.

Major affiliated companies :	Domestic	23 sales companies of farm equipment,
Kubota Matsushitadenko Exterior Works, Ltd.
	Overseas	The Siam Kubota Industry Co., Ltd.

5.	Summary of accounting policies

	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in ‚.

‚	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	Change of industry segment

Due to the business transfer of building materials operations that comprised substantial portion of “Building Materials & Housing”, to an affiliate company, the Company combined the remaining sales of “Building Materials & Housing” into “Other “ for the three months ended June 30, 2004.

The new four industry segments are as follows ; “Internal Combustion Engine & Machinery”, “Pipes, Valves & Industrial Castings”, “Environmental Engineering”, and “Other”. Due to this change, the amounts presented in the segment information for the year ended March 31, 2004 and the three months ended June 30, 2003 have been reclassified to conform to the presentation for the three months ended June 30, 2004.

7.	Reclassification

The consolidated financial reports for the year ended March 31, 2004 and the three months ended June 30, 2003 have been reclassified to conform to the presentation for the three months ended June 30, 2004.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Product Group

(Unaudited)

							(In millions of yen)

	Three months ended Jun. 30, 2004		Three months ended Jun. 30, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	126,351	64.4	107,779	58.2	18,572	17.2	450,740	48.4
Domestic	53,509		46,901		6,608		219,786
Overseas	72,842		60,878		11,964		230,954

Construction Machinery	13,880	7.1	10,505	5.7	3,375	32.1	50,811	5.5
Domestic	4,903		4,230		673		23,192
Overseas	8,977		6,275		2,702		27,619

Internal Combustion Engine & Machinery	140,231	71.5	118,284	63.9	21,947	18.6	501,551	53.9
Domestic	58,412	29.8	51,131	27.6	7,281	14.2	242,978	26.1
Overseas	81,819	41.7	67,153	36.3	14,666	21.8	258,573	27.8

Pipes and Valves	23,499	12.0	24,575	13.2	(1,076)	(4.4)	143,773	15.4
Domestic	22,252		21,200		1,052		130,656
Overseas	1,247		3,375		(2,128)		13,117

Industrial Castings	7,329	3.7	6,231	3.4	1,098	17.6	31,405	3.4
Domestic	4,348		3,888		460		21,844
Overseas	2,981		2,343		638		9,561

Pipes, Valves & Industrial Castings	30,828	15.7	30,806	16.6	22	0.1	175,178	18.8
Domestic	26,600	13.6	25,088	13.5	1,512	6.0	152,500	16.4
Overseas	4,228	2.1	5,718	3.1	(1,490)	(26.1)	22,678	2.4

Environmental Engineering	6,367	3.2	8,706	4.7	(2,339)	(26.9)	115,721	12.4
Domestic	6,181	3.1	8,358	4.5	(2,177)	(26.0)	112,381	12.1
Overseas	186	0.1	348	0.2	(162)	(46.6)	3,340	0.3

Building Materials & Housing	4,282	2.2	14,688	7.9	(10,406)	(70.8)	51,823	5.6
Domestic	4,282		14,688		(10,406)		51,823

Other	14,499	7.4	12,703	6.9	1,796	14.1	85,964	9.3
Domestic	14,309		12,445		1,864		83,664
Overseas	190		258		(68)		2,300

Other	18,781	9.6	27,391	14.8	(8,610)	(31.4)	137,787	14.9
Domestic	18,591	9.5	27,133	14.7	(8,542)	(31.5)	135,487	14.6
Overseas	190	0.1	258	0.1	(68)	(26.4)	2,300	0.3

Total	196,207	100.0	185,187	100.0	11,020	6.0	930,237	100.0
Domestic	109,784	56.0	111,710	60.3	(1,926)	(1.7)	643,346	69.2
Overseas	86,423	44.0	73,477	39.7	12,946	17.6	286,891	30.8

August 10, 2004

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 210 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on August 11, 2004 to be executed at today’s closing price of ¥495. (No change shall be made in other trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased	Shares of common stock of Kubota Corporation

(2) Number of shares to be purchased	7,500,000 shares

(Notes)

i)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

ii)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on August 11, 2004.

(Reference)

1) Details on purchase of treasury stock on market, resolved at the Board of Directors’ meeting held on June 25, 2004.

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation

• Number of shares to be acquired:	Not exceeding 30 million shares

• Amount of shares to be acquired:	Not exceeding ¥18 billion

2) Total number of shares acquired as of August 10, 2004:	0 shares

3) Total amount of shares acquired as of August 10, 2004:	¥0

End of document

August 11, 2004

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (August 10, 2004).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	4,165,000 shares

3. Price:	¥495 (Total amount of purchase: ¥2,061,675,000)

4. Date of purchase:	August 11, 2004

5. Method of repurchase:	Purchased through ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

Details on purchase of treasury stock on market, resolved at the Board of Directors’ meeting held on June 25, 2004.

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation

• Number of shares to be acquired:	Not exceeding 30 million shares

• Amount of shares to be acquired:	Not exceeding ¥18 billion

• Term for acquisition:	From June 28, 2004 to September 27, 2004

End of document

August 25, 2004

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 210 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on August 26, 2004 to be executed at today’s closing price of ¥554. (No change shall be made in other trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased	Shares of common stock of Kubota Corporation

(2) Number of shares to be purchased	6,550,000 shares

(Notes)

i)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

ii)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on August 26, 2004.

(Reference)

1) Details on purchase of treasury stock on market, resolved at the Board of Directors’ meeting held on June 25, 2004.

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation

• Number of shares to be acquired:	Not exceeding 30 million shares

• Amount of shares to be acquired:	Not exceeding ¥18 billion

2) Total number of shares acquired as of August 25, 2004:	4,165,000 shares

3) Total amount of shares acquired as of August 25, 2004:	¥2,061,675,000

End of document

August 26, 2004

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (August 25, 2004).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	5,959,000 shares

3. Price:	¥554 (Total amount of purchase: ¥3,301,286,000 )

4. Date of purchase:	August 26, 2004

5. Method of repurchase:	Purchased through ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

Details on purchase of treasury stock on market, resolved at the Board of Directors’ meeting held on June 25, 2004.

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation

• Number of shares to be acquired:	Not exceeding 30 million shares

• Amount of shares to be acquired:	Not exceeding ¥18 billion

• Term for acquisition:	From June 28, 2004 to September 27, 2004

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: September 1, 2004	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department